RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS


                                                            PERIOD ENDED
                                                         SEPTEMBER 30, 1999
                                                          ------------------

                 Ratio of earnings to fixed charges              5.37x


For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings has been added to combined fixed charges and preferred stock dividends, and that sum has been divided by such charges. Fixed charges consist of inputed interest expense. The Company has outstanding 260,000 shares of 8% Series B Cumulative Preferred Stock.